 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APACHE OFFSHORE INVESTMENT PARTNERSHIP
(Name of Subject Company)

SCM Special Fund, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program II, LP, MPF ePlanning Opportunity Fund I, LP, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MP Falcon Fund, LLC,
MPF DeWaay Premier Fund, LLC, MPF Flagship Fund 12, LLC; and MacKenzie Patterson Fuller, LP
(Bidders)

UNITS OF PARTNERSHIP INTEREST
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,866,950	$112.67

*	For purposes of calculating the filing fee only. Assumes the purchase of 207 Units at a purchase price equal to $13,850 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $112.67
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: June 6, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of June 6, 2008 by the above-named bidders is hereby amended and restated in its entirety as set forth below.  The Offer has been amended to correct a few errata, mostly to correct references to the Partnership as a limited partnership or to the Units as limited partnership interests; the Partnership is a general partnership and the Units are general partnership interests.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by SCM Special Fund, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program II, LP, MPF ePlanning Opportunity Fund I, LP, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MP Falcon Fund, LLC, MPF DeWaay Premier Fund, LLC, MPF Flagship Fund 12, LLC (collectively the “Purchasers”) to purchase up to 207 Units of partnership interest (the “Units”)  in Apache Offshore Investment Partnership (the “Partnership”), the subject company, at a purchase price equal to $13,850 per Unit, less the amount of any distributions declared or made with respect to the Units between June 6, 2008 (the “Offer Date”) and July 18, 2008 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date.  Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers.  MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

The Partnership had 877 holders of record owning an aggregate of 1,038.2 Units as of DECEMBER 31, 2007, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2007.  The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units.  The 207 Units subject to the Offer constitute 19.94% of the outstanding Units.  Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $2,866,950 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

The address of the Partnership’s principal executive offices is One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, TX 77056-4400, and its phone number is (713) 296-6000.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Amended Offer to Purchase dated June 6, 2008

(a)(2)	Amended Letter of Transmittal

(a)(3)	Amended Form of Letter to Unit holders dated June 6, 2008
(a)(4)	Form of advertisement in Investor’s Business Daily*
(b)- (h)	Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 6, 2008.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      June 10, 2008

SCM Special Fund, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program II, LP, MPF ePlanning Opportunity Fund I, LP, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MP Falcon Fund, LLC, MPF DeWaay Premier Fund, LLC, MPF Flagship Fund 12, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

                    EXHIBIT INDEX

Exhibit	Description

(a)(1)	Amended Offer to Purchase dated June 6, 2008

(a)(2)	Amended Letter of Transmittal

(a)(3)	Amended Form of Letter to Unit holders dated June 6, 2008

(a)(4)	Form of advertisement in Investor’s Business Daily*

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 6, 2008.